SUPERIOR BANCORP
17 North 20th Street
Birmingham, Alabama 35203
December 17, 2009
Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Superior Bancorp Item 4.02 Form 8-K Filed November 3, 2009 File No. 0-25033
Dear Mr. West:
This letter constitutes the response of Superior Bancorp to your letter of November 10, 2009, setting forth your comment on the above-referenced filing. For your convenience, we have included your comment below followed by our response. We appreciate the opportunity to respond to the comment you have raised.
Form 8-K Filed November 3, 2009
Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related
Audit Report or Completed Interim Review
In your amended periodic reports to file your restated financial statements describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.
Our Response:
In designing and evaluating the disclosure controls and procedures, it is recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. As such, our certifying officers, despite the restatement, have concluded that our disclosure controls and procedures related to the fair value measurements and other-than-temporary impairment (“OTTI”) of our pooled and single-issue trust preferred securities were effective for the reporting periods ended March 31 and June 30, 2009. Our certifying officers based their conclusion on the following:
•	established formal procedures, applied on a consistent basis, for the measurement of fair values and the determination of any potential OTTI were in place;
•	these formal procedures were performed by competent and experienced personnel and reviews were conducted at the appropriate levels regarding key assumptions and methodologies, and finally;
•	established formal procedures for the recording and disclosure of these fair value measurements and OTTI existed and were conducted by competent and experienced personnel.
Considering the extraordinary economic environment and market conditions that existed at March 31 and June 30, 2009 we believe the disclosure controls and procedures in place were designed and operating in a manner which provided reasonable assurance that we had valued these securities appropriately and identified any OTTI. At the time, management considered all available information given the conditions of the market and the complexity of the pooled instruments. In addition, the single-issue instruments were issued by privately-held institutions and certain information about those instruments was not available.
During the third quarter of 2009, as the market conditions for these securities remained illiquid and the economy showed little improvement, we determined that it would be prudent to seek additional expertise in measuring the fair value of these instruments and assessing any potential OTTI. In performing the third quarter valuations and OTTI assessments, with the assistance of the external valuation firm, we determined that the credit quality of the investments was continuing to deteriorate. Accordingly, we believed it appropriate to re-assess and re-value these securities for the previous two quarters, acknowledging that the re-assessments and re-valuations were performed, to some extent, with the benefit of hindsight. Nevertheless, we believe that the restatements were necessary to reflect more accurately the market conditions and credit quality of this portfolio at March 31 and June 30, 2009.
In light of the restatement issue, our certifying officers asked the Chief Risk Officer (CRO — who is a CPA and functions as our director of enterprise risk management) and the Director of Internal Audit (DIA — who is a Certified Internal Auditor) to independently review the circumstances surrounding the restatement and to jointly prepare a report to the Audit and Enterprise Risk Management Committee of our Board of Directors. The purpose of that report was to enable the Committee to independently assess the adequacy of these particular disclosure controls and procedures and to evaluate the implications of the restatements on an assessment of any potential material weaknesses. That Committee met to consider the report of the CRO and the DIA in the report’s entirety prior to approving the 10-Q/A’s for March 31, 2009 and June 30, 2009, with particular regard to the recertifications in those 10-Q/A’s. The Committee Chair is an active CPA who heads a large regional accounting firm in private practice. The conclusions of the Committee were in agreement with the conclusions of the certifying officers. The restatements and recertifications were also performed in consultation with our external auditing firm, Grant Thornton LLP.

We propose to make the following amendment to Item 4 (black-lined) of our March 31 and June 30, 2009 10-Q/As which will be included in Amendment Number 2.

ITEM 4.	CONTROLS AND PROCEDURES
CEO AND CFO CERTIFICATION
Appearing as exhibits to this report are Certifications of our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”). The Certifications are required to be made by Rule 13a-14 under the Securities Exchange Act of 1934, as amended. This Item contains the information about the evaluation that is referred to in the Certifications, and the information set forth below in this Item 4 should be read in conjunction with the Certifications for a more complete understanding of the Certifications.
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.
We conducted an evaluation (the “Evaluation”) of the effectiveness of the design and operation of our disclosure controls and procedures under the supervision and with the participation of our management, including our CEO and CFO, as of March 31, 2009. Based upon the Evaluation, our CEO and CFO have concluded that, as of March 31, 2009, our disclosure controls and procedures are effective to ensure that material information relating to Superior Bancorp and its subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared.
There have not been any changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934, as amended) during the fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
As described in the Explanatory Note and Note 1 to the condensed consolidated financial statements we have restated our unaudited condensed consolidated financial statements as of, and for the quarter ended March 31, 2009. In addition, we are currently filing an Amendment No. 1 on Form 10-Q/A to amend and restate our unaudited condensed consolidated financial statements as of, and for the quarter ended June 30, 2009. As such, our certifying officers, despite the restatement, have concluded that our disclosure controls and procedures related to the fair value measurements and other-than-temporary impairment (“OTTI”) of our pooled and single-issue trust preferred securities were effective for the reporting periods ended March 31 and June 30, 2009. Our certifying officers based their conclusion on the following:
•	established formal procedures, applied on a consistent basis, for the measurement of fair values and the determination of any potential OTTI were in place;
•	these formal procedures were performed by competent and experienced personnel, and reviews were conducted at the appropriate levels regarding key assumptions and methodologies, and finally;
•	established formal procedures for the recording and disclosure of these fair value measurements and OTTI existed and were conducted by competent and experienced personnel.
Considering the extraordinary economic environment and market conditions that existed at March 31 and June 30, 2009 we believe the disclosure controls and procedures in place were designed and operating in a manner which provided reasonable assurance that we had valued these securities appropriately and identified any OTTI. At the time, management considered all available information given the conditions of the market and the complexity of the pooled instruments. In addition, the single-issue instruments were issued by privately-held institutions and certain information about those instruments was not available.
In connection with responding to your comments, Superior Bancorp acknowledges that:
•	Superior is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Superior may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that these responses address your comments. We would be pleased to answer any questions that you may have after reviewing this response or to provide any additional information that would be helpful to the staff in its review. Please call the undersigned at (205) 327-3656 if we may provide any such information.
Very truly yours,

/s/ James A. White
James A. White
Executive Vice President and Chief Financial Officer